AH 8-31-2004

VF 8-26-04

[redacted]

04016628

D STATES
CHANGE COMMISSION
on, D.C. 20549

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| SEC FILE NUMBER |
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| 8 - 045640 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2003 (MM/DD/YY) AND ENDING 6/30/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KA Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

SEC RECEIVED AUG 24 2004 PROCESSING SECTION 208 WASH., D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Second Floor
(No. and Street)

| Los Angeles | California | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Daley — (310) 284-6409
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name* )

| 9171 Wilshire Boulevard, Suite 500 | Beverly Hills | California | 90210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Daley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as tha a customer, except as follows:

GABRIELLE WALSH
Comm. # 1361382
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 17, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KA ASSOCIATES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

# KA ASSOCIATES, INC.

## CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
KA Associates, Inc.

We have audited the accompanying statement of financial condition of KA Associates, Inc. as of June 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KA Associates, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
July 30, 2004

# KA ASSOCIATES, INC.

## STATEMENT OF FINANCIAL CONDITION

**June 30, 2004**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 651,358 |
| **Commissions receivable** | | 54,368 |
| **Securities,** at fair value | | 16,800 |
| **Other assets** | | 750 |
| | $ | 723,276 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Due to affiliate | $ | 10,533 |
| Accrued expenses | | 19,484 |
| Total liabilities | | 30,017 |
| **Contingencies** | | |
| **Stockholders' equity** | | |
| Common stock, no par value; authorized, issued and outstanding 10,000 shares | | 219,285 |
| Additional paid-in capital | | 27,725 |
| Retained earnings | | 446,249 |
| Total stockholders' equity | | 693,259 |
| | $ | 723,276 |

*See accompanying notes to financial statement.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

KA Associates, Inc. (the Company), a Nevada corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph (k)(2)(ii) of the Rule.

*Cash and cash equivalents*

Cash and cash equivalents consist of cash in bank and brokerage accounts.

*Securities Transactions and Valuation of Investments*

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on the basis of identified cost.

*Income Taxes*

The Company has elected S Corporation status for federal and state tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California state franchise tax at the rate of 1.5% of taxable income.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Contingencies

The Company has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable for nonperformance of its customers. It is the Company's policy to continuously monitor its exposure to this risk.

### 3. Related-party transactions

Certain costs of personnel, office facilities and equipment, and other general operating services necessary for the conduct of the Company's operations are borne by an affiliated company. As compensation for these services, the Company pays monthly management fees. Management fees for the year ended June 30, 2004 were approximately $768,000. At June 30, 2004, the Company owed $10,533 to the affiliate.

At June 30, 2004, and for the year then ended, substantially all of the Company's commissions receivable and commissions revenue are from introducing trades of affiliated entities.

### 4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At June 30, 2004, the Company had net capital of $675,709 which was $425,709 in excess of its required minimum net capital of $250,000. The Company's net capital ratio was .04 to 1.

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2004.

### 5. Subsequent event

In July 2004, the Company's stockholders purchased $2,500,000 in Company stock.